

March 26, 2014

Via E-mail
Timothy MacCarrick
Chief Financial Officer and Treasurer
Qlik Technologies Inc.
150 N. Radnor Chester Road, Suite E-220
Radnor, PA

      Re: **Qlik Technologies Inc.**
               Form 10-K for the fiscal year ended December 31, 2013
               Filed February 28, 2014
               File No. 001-34803

Dear Mr. MacCarrick:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note (7) Provision for Income Taxes, page F-19

1.   In the reconciliation of your effective tax rate, tell us what consideration you gave to separately disclosing the amount and nature of each significant reconciling item included in the line item labeled as "change in valuation allowance and other reserves against tax assets." In this regard, we note that this net increase to the provision for income taxes includes an offsetting amount for the reversal of the valuation allowance on deferred tax assets in the year ended December 31, 2013. Please explain the nature and tell us the amounts of the other items included within this reconciling item. Refer to ASC 740-10-50-12.

Timothy MacCarrick
Qlik Technologies Inc.
March 26, 2014
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief